UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 333-268865

NFT Limited

Office Q 11th Floor, Kings Wing Plaza 2,

No. 1 Kwan Street, Sha Tin, New Territories, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Closing of Private Placement

As disclosed on NFT Limited’s (the “Company”) Report on Form 6-K (“Form 6-K”)filed with the Securities and Exchange Commission (“SEC”) on November 3, 2023, the Company entered into certain securities purchase agreement (the “SPA”) on November 2, 2023 with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell an aggregate of 34,991,886 units (the “Units”), each Unit consisting of one Class A Ordinary Share of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Share (“Warrant”) with an initial exercise price of $0.207 per Share, at a price of $0.184 per Unit, for an aggregate purchase price of approximately $6.43 million (the “Offering”), subject to various conditions to closing.

On November 27, 2023, the transaction contemplated by the SPA consummated when all the closing conditions of the SPA have been satisfied and the Company issued the Units to the Purchasers pursuant to the SPA.

NYSE American Compliance

As disclosed by the Company in a press release dated January 25, 2023, the Company was notified by NYSE American LLC (the “Exchange”) on January 20, 2023 that it did not comply with Section 704 of the NYSE American Company Guide due to the Company’s failure to hold an annual meeting of shareholders for the fiscal year ended December 31, 2021 (the “Annual Meeting Requirement”). On November 9, 2023, the Company received a letter from the Exchange, advising the Company that the Company had regained compliance with the Annual Meeting Requirement based on the annual meeting of shareholders held by the Company on May 25, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2023

NFT Limited

By:	/s/ Kuangtao Wang
Name:	Kuangtao Wang
Title:	Chief Executive Officer

3